Exhibit 99.1

Taboola to share its e-Commerce Strategy Following Connexity Acquisition

Outlines approach to capturing share of an estimated $124 billion total addressable market

Provides updated 2021 and initial 2022 guidance that incorporates recently closed Connexity acquisition

New York, NY  Taboola (Nasdaq: TBLA), a global leader in powering recommendations for the open web, helping people discover things they may like, today is sharing with the investment community their strategy to bring more e-commerce solutions to open web publishers and more commerce value to advertisers following their acquisition of Connexity.  The company is also announcing that for 2022 it expects Revenues of $1,698 to $1,748 million, Gross Profit of $530 to $550 million and ex-TAC Gross Profit* of $645 to $665 million. This would represent Gross Profit growth of approximately 36%, and ex-TAC Gross Profit growth of approximately 38% versus the mid-point of Taboola’s pre-Connexity 2021 guidance.

Taboola closed its acquisition of Connexity on September 1, 2021, bringing Connexity’s 6,000 publishers and 1,600 direct merchant relationships to Taboola, unlocking new ways for publishers, advertisers and merchants to effectively scale outside of walled gardens.

Taboola estimates its total addressable market, when accounting for its recent Connexity acquisition, to be $124 billion. This includes $64 billion in the Open Web and $60 billion of e-commerce ad spend in walled gardens.

“We estimate that a third of our own revenue, as well as publishers in the open web will come from e-commerce over time. Especially on the back of a pandemic, people are buying online - and it’s better to buy from a trusted, editorial publisher. Following the acquisition of Connexity we are uniquely positioned to offer an e-commerce strategy to our 9,000 publishers around the world, and help merchants diversify outside of walled gardens. Today is a new beginning for Taboola and our partners. We could not be more excited,” said Adam Singolda, Founder & CEO, Taboola. “e-commerce will supercharge our business and position us to capture more of the $100B+ of available TAM.  With Connexity, in 2022 we will be more than double what we were in 2019 in terms of ex-TAC Gross Profit and we project $100 million in annual ex-TAC gross profit synergies within four years - roughly equivalent to adding another Connexity.  We are laser focused on execution and delivering on the huge opportunity before us.”

Key points include:

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The e-commerce industry is rapidly accelerating: According to eMarketer, worldwide sales for e-commerce will surpass $7.3 trillion by 2025, and continue to grow its share of total sales against in-store sales.

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Publishers are prioritizing e-commerce to thrive: According to Digiday, the majority of publishers are using e-commerce as a revenue stream, with a separate report from eMarketer reinforcing that point, noting that 60% of publishers see e-commerce as a top revenue source.

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Connexity’s deep e-commerce expertise amplifies Taboola revenue performance: As one of the largest e-commerce media platforms on the open web, Connexity creates synergies for Taboola that will help to grow Taboola revenue. These include offering publishers new ways to monetize and increase yield, while also deepening Taboola’s publisher relationships.

Updating Third Quarter and Full Year 2021 Guidance, Releasing Initial 2022 Guidance

With the closing of the Connexity acquisition, the Company is issuing updated Q3, Full Year 2021 and initial Full Year 2022 guidance for the combined company. This guidance is on an as reported basis with Connexity financials included starting September 1, 2021. This guidance represents for 2022 ex-TAC Gross Profit growth of approximately 30% on an as-reported basis and 17% on a Pro Forma basis with Connexity included for all of 2021. The below table provides the guidance.

(dollars in millions)	Q3 2021	Full Year 2021	Full Year 2022
Revenues	$338 to $342	$1,392 to $1,400	$1,698 to $1,748
Gross Profit	$101 to $103	$418 to $424	$530 to $550
ex-TAC Gross Profit*	$122 to $124	$503 to $509	$645 to $665
Net income (loss)	($7) to ($5)	($41) to ($35)	($18) to $2
Adjusted EBITDA*	$36 to $37	$168 to $171	$193 to $213

Our guidance assumes that the global economy continues to recover, with no major COVID-19 related setbacks that may cause economic conditions to deteriorate or significantly reduce advertiser or consumer demand.

Webcast Details

To register for this investor session, please visit Taboola’s investor relations website at www.taboola.com/about/investors or click on the link below.

Event: Update on Taboola’s e-Commerce Strategy with Connexity

Date: Tuesday, Sep 28, 2021

Time: 11:00 a.m. ET

Register: https://taboola.zoom.com/webinar/register/WN_Ys1hGQw9QH6W1xbfwNdTng

*About Non-GAAP Financial Information

 This press release includes ex-TAC Gross Profit and Adjusted EBITDA, which are non-GAAP financial measures. These non-GAAP financial measures are not measures of financial performance in accordance with GAAP and may exclude items that are significant in understanding and assessing the Company’s financial results. Therefore, these measures should not be considered in isolation or as an alternative to revenues, gross profit, net income or other measures of profitability, liquidity or performance under GAAP. You should be aware that the Company’s presentation of these measures may not be comparable to similarly-titled measures used by other companies.

 The Company believes non-GAAP financial measures provide useful information to management and investors regarding future financial and business trends relating to the Company. The Company believes that the use of these measures provides an additional tool for investors to use in evaluating operating results and trends and in comparing the Company’s financial measures with other similar companies, many of which present similar non-GAAP financial measures to investors. Non-GAAP financial measures are subject to inherent limitations because they reflect the exercise of judgments by management about which items are excluded or included in calculating them. Please refer to the appendix at the end of this press release for reconciliations to the most directly comparable measures in accordance with GAAP.

About Taboola

Taboola powers recommendations for the open web, helping people discover things they may like.

The company’s platform, powered by artificial intelligence, is used by digital properties, including websites, devices and mobile apps, to drive monetization and user engagement. Taboola has long-term partnerships with some of the top digital properties in the world, including CNBC, BBC, NBC News, Business Insider, The Independent and El Mundo.

More than 14,000 advertisers use Taboola to reach over 500 million daily active users in a brand-safe environment. Following the acquisition of Connexity in 2021, Taboola is a leader in powering e-commerce recommendations, driving more than 1 million monthly transactions each month. Leading brands including Walmart, Macy’s, Wayfair, Skechers and eBay are among key customers.

Learn more at www.taboola.com and follow @taboola on Twitter.

Disclaimer - Forward-Looking Statements

Certain statements in this press release are forward-looking statements. Forward-looking statements are not historical facts and generally relate to future events including future financial or operating performance of Taboola.com Ltd. (the “Company”). For example, expected synergies from the Connexity acquisition and guidance for the third quarter and full year 2021 and for the full year 2022, are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and there are risks that the predictions, forecasts, projections and other forward-looking statements will not be achieved. You should understand that a number of factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements, including the risks set forth under “Risk Factors” in our Registration Statements on Form F-1 and Form F-4 and our other SEC filings. The Company cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. The Company does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based except as required by law.

APPENDIX: Non-GAAP Reconciliation

RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL MEASURES FOR Q3 2021, FULL YEAR 2021 and FULL YEAR 2022 GUIDANCE

(Unaudited)

The following table provides a reconciliation of Gross Profit to ex-TAC Gross Profit.

	Q3 2021	FY 2021	FY 2022
(unaudited)
(dollars in millions)
Revenues	$338 - $342	$1,392 - $1,400	$1,698 - $1,748
Traffic acquisition cost	($217 - $219)	($886 - $894)	($1,048 - $1,090)
Other cost of revenues	($20 - $22)	($84 - $86)	($105 - $125)
Gross Profit	$101 - $103	$418 - $424	$530 - $550
Add back: Other cost of revenues	$20 - $22	$84 - $86	$105 - $125
ex-TAC Gross Profit	$122 - $124	$503 - $509	$645 - $665

The following table provides a reconciliation of Net Income (Loss) to Adjusted EBITDA based on the midpoint of current guidance.

	Q3 2021	FY 2021	FY 2022
	(unaudited)
	(dollars in millions)
Estimated Net Income (Loss)	($6)	($38)	($8)
Estimated Adjustments:
Finance Expense (Income)	$2	$5	$15
Tax Expense	$5	$22	$31
Depreciation and Amortization	$12	$49	$76
Share Based Compensation	$21	$126	$73
M&A Cost	$2	$5	-
Other	-	-	$16
Adjusted EBITDA	$36	$169	$203

Note:  We have historically provided guidance for Adjusted EBITDA but not for Net income (loss), the most directly comparable GAAP measure.  Certain elements of Net income (loss), including tax expense and share-based compensation expenses, are not predictable due to the high variability and difficulty of making accurate forecasts.  As a result, it is impractical for us to provide guidance for Net Income (loss) or to reconcile our Adjusted EBITDA guidance without unreasonable efforts.  For these reasons, we do not expect to project Net income (loss) for the foreseeable future.

However, due to the materiality of the Connexity acquisition and its potential impacts on our financial position and results of operations, we invested substantial resources for due diligence and financial planning and analysis in the transaction. For those reasons and to support our internal governance processes, we prepared and can provide one-time estimates for Net income (loss) and its components for the periods shown.